

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 9, 2016

Jack Ross
President and Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

> **Re:** **Synergy CHC Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 000-55098**

Dear Mr. Ross:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: W. David Mannheim, Esq.
    Wyrick Robbins Yates & Ponton LLP